As filed with the Securities and Exchange Commission on May 9, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Vishay Intertechnology, Inc.
 (Name of subject company (issuer))

Vishay Intertechnology, Inc.
 (Offeror)
(Names of filing persons (identifying status as
offeror, issuer or other person))

Liquid Yield Option™ Notes Due 2021 (Zero Coupon-Subordinated)
 (Title of class of securities)

928298AD0
 (CUSIP numbers of class of securities)

Richard N. Grubb	With copy to:
Chief Financial Officer	Abbe L. Dienstag, Esq.
Vishay Intertechnology, Inc.	Kramer Levin Naftalis & Frankel LLP
63 Lincoln Highway	1177 Avenue of the Americas
Malvern, Pennsylvania 19355-2143	New York, New York 10036
(610) 644-1300	(212) 715-9100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introduction

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, originally filed by Vishay Intertechnology, Inc. a Delaware corporation, with the Securities and Exchange Commission on May 3, 2006.  The Schedule TO relates to the option of the holders of Vishay’s Liquid Yield Option™ Notes due 2021 (Zero Coupon-Subordinated) (“LYONs”) to require Vishay to purchase their LYONs on the purchase date of June 4, 2006.  The option is exercisable upon the terms and subject to the conditions set forth in the indenture referred to below, the Company Notice dated May 3, 2006, the LYONs and the related offer materials, copies of which are incorporated by reference as exhibits to the Schedule TO. The option will expire at 5:00 p.m., New York City time, on June 2, 2006, the business day prior to the purchase date and will not be extended. The LYONs were issued pursuant to an indenture, dated as of June 4, 2001, between Vishay and The Bank of New York, as trustee.

Items 1 through 9.

The first paragraph under the heading “Interests of Certain Executive Officers and Directors” on page 30 of the Company Notice dated May 3, 2006 is amended and supplemented to read as follows:

Based on reasonable inquiry by Vishay, as of the date of the Company Notice and as of the date of this Amendment 1 to the Schedule TO:

•	none of Vishay or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the LYONs;
•	Vishay will not purchase any LYONs from such persons; and
•	during the 60 days preceding the date of this company notice, none of such officers, directors or affiliates has engaged in any transactions in the LYONs.

The seventh paragraph under the subheading “General” under the heading “Certain United States Federal Income Tax Consequences” on page 31 of the Company Notice dated May 3, 2006 is amended to read as follows:

We recommend all holders of the LYONs to consult their own tax advisors with respect to the tax consequences to them of our purchase of LYONs pursuant to this offer in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States Federal or other tax laws.

The section under the heading “Additional Information” on page 33 of the Company Notice dated May 3, 2006 is amended and supplemented to read as follows:

We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission under the Securities Exchange Act of 1934.  The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC.  The public can obtain any documents that we file with the SEC at www.sec.gov.

In addition, our company website can be found on the Internet at www.vishay.com.  The website contains information about us and our operations.  Copies of each of our filings with the SEC on Form 10-K, Form 10-Q and Form 8-K, and all amendments to those reports, can be viewed and downloaded free of charge as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC.  To view the reports, access ir.vishay.com and click on “SEC Filings”.

We have filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the option of holders to require us to repurchase the LYONs on June 4, 2006.

The documents listed below (as such documents may be amended from time to time) contain important information about Vishay and its financial condition:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005;
•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2006;
•	All other reports filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;
•

All documents filed with the SEC by Vishay pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice and prior to 5:00 p.m., New York City time, on the Purchase Date; and

•	The description of Vishay common stock set forth in our Registration Statement on Form S-3, as amended (file no. 333-102507), filed on March 1, 2004.

You may obtain copies of this information on our or the SEC’s Internet website or by visiting the SEC’s Public Reference Room, each as described above.  In addition, upon oral or written request to us at Vishay Intertechnology, Inc., 63 Lincoln Highway, Malvern, Pennsylvania 19355, Attention: Investor Relations Department, we will send to any LYON holder a copy of all such information listed above free of charge within one business day of receipt of such request.  We will be able to fulfill such request only if you include in such request your name, address (including title or department) and telephone numbers to which such a request is to be directed.

Notwithstanding the foregoing, the Schedule TO to which this company notice relates does not permit forward “incorporation by reference.” Accordingly, if a material change occurs in the information set forth in this company notice, we will amend the Schedule TO accordingly.

Items 10 through 13.

Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2006

VISHAY INTERTECHNOLOGY, INC

	By:	/s/ Richard N. Grubb

	Name:	Richard N. Grubb
	Title:	Executive Vice President, Treasurer and Chief Financial Officer